Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 14, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Orisun Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed September 22, 2020 File No. 001-39014

Dear SEC Officers:

On behalf of our client, Orisun Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 8, 2020 (the “Staff’s Letter”) regarding the Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). Contemporaneously, we are filing the amended Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Business Combination, page 89

1.	We note your response to our prior comment 9. We re-issue our comment. Please provide additional quantitative and qualitative disclosure regarding each requested item.

Response: The disclosure on page 92 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

2.	We note your response to our prior comment 5. Please provide additional detail regarding the change in valuation between the Ucommune valuation in November 2018 and the initial valuation proposed on April 25, 2020.

Response: The disclosure on page 91 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

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Orisun’s Board of Director’s Reasons for Approving the Business Combination, page 95

3.	We note your response to our prior comment 11. Please revise to explain how your “asset-light” model enables you to operate under a “management output” and “revenue sharing” model. Please explain each model and provide illustrative examples to the extent necessary.

Response: The disclosure on page 94 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Selected Public Comparable Company Analysis, page 96

4.	We note your response to our prior comment 12, including your disclosure that “Chardan also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Ucommune and the selected companies to provide a context in which it considered the results of the quantitative analysis.” Please describe such differences between the operational, business and/or financial characteristics of Ucommune and the selected public companies, as well as the selected precedent transactions companies, and explain how these differences influenced your selection of the particular companies and transactions. Additionally, with respect to the selected precedent transactions, please describe the similar financial characteristics that each listed company shares with Ucommune.

Response: The disclosure on pages 98 and 99 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

5.	We note your response to our prior comment 13. Please provide the number of “successful SPAC mergers from 2019 to 2020 year to date” that Chardan studied. Please also provide the relevant discount for each of the four transactions, and why you determined to use the discount from these transactions. Include an explanation of why the 15% discount was appropriate for this transaction.

Response: The disclosure on page 98 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner